United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On January 8, 2015, GW Pharmaceuticals plc (Nasdaq: GWPH; the “Company”) issued a joint press release with and Otsuka Pharmaceutical Development & Commercialization, Inc. announcing results in the first of three Sativex® Phase 3 cancer pain trials. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. On January 8, 2015 the Company issued a press release that provided an update on its Epidiolex® program in treatment-resistant childhood epilepsies. The press release is attached as Exhibit 99.2 and is incorporated by reference herein. On January 8, 2015 members of the Company’s management held a conference call to discuss these developments. A transcript of the conference call is attached as Exhibit 99.3 and is incorporated by reference herein.

Exhibits

99.1	Joint press release dated January 8, 2015 issued by the Company and Otsuka Pharmaceutical Development & Commercialization, Inc.

99.2	Press release dated January 8, 2015 issued by the Company providing an update on its Epidiolex® program in treatment-resistant childhood epilepsies.

99.3	Conference call transcript dated January 8, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: January 9, 2015